UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number 1-11607
DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE
UTILITY WORKERS UNION OF AMERICA
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279
(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 27, 2011
To the Participants, Benefit Plan Administration Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
Local 223 of the Utility Workers Union of America
Detroit, Michigan
We have audited the accompanying statements of net assets available for benefits of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, and schedule of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ GEORGE JOHNSON & COMPANY CERTIFIED PUBLIC ACCOUNTANTS Detroit, Michigan

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(Thousands)	2010	2009
ASSETS
Investment in DTE Energy Master Plan Trust (Note 4)	$399,553	$378,764
Notes receivable from Participants	19,411	18,305

NET ASSETS AVAILABLE FOR BENEFITS	$418,964	$397,069

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

(Thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net appreciation in fair value of investment in the DTE Energy Master Plan Trust	$35,840
Dividends and interest	5,730
Interest on loans to Participants	1,112

42,682

Contributions:
Employer	8,740
Participants	20,012

28,752

Total Additions	71,434

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions and withdrawals	(48,873)
Administrative and brokerage fees	(233)
Other	(433)

Total Deductions	(49,539)

NET INCREASE	21,895

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	397,069

End of year	$418,964

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — PLAN DESCRIPTION
The following description of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of Detroit Edison Company (Company), DTE Energy Corporate Services, LLC, Michigan Consolidated Gas Company (MichCon) — Gas, and Transmission and Storage Operations (T&SO) or a DTE Energy Company non-regulated business (Participating Affiliates) represented by Local 223 of the Utility Workers Union of America are able to participate in the Plan as soon as administratively practical upon hire (Participant). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
DTE Energy Corporate Services, LLC (DTE LLC), as the Plan sponsor, has delegated responsibility for the financial and investment aspects of the Plan to the DTE Energy Investment Committee and for the administration of the Plan to the DTE Energy Benefit Plan Administration Committee (BPAC).
Investment management fees, brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from investment assets. These expenses are reflected as a reduction in the fair value of the Funds.
Contributions
A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee Contributions), Roth 401(k) Contributions, and, if applicable, a catch-up contribution basis (Catch-Up Contributions and Roth 401(k) Catch-Up Contributions). Participants age 50 or older in the Plan year are eligible to make Catch-Up Contributions and Roth 401(k) Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100 percent of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions (if applicable) basis, after required tax withholdings and mandatory and voluntary payroll deductions. Tax Deferred Contributions, Employee Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover. (Direct Rollover Contributions).
The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation annually. In the event a Participant’s Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions. If a Participant’s total annual additions (Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant’s contributions will be stopped or refunded, as applicable.
After the Participant completes six months of service, the Company makes contributions as follows:
•	For Detroit Edison Participants and for MichCon Gas Participants hired on or after August 3, 2004 and MichCon T&SO Participants hired on or after November 1, 2004, Company Contributions are 75 percent of the first 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions and 50 percent of the next 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation.
•	For MichCon Gas Participants hired prior to August 3, 2004 and MichCon T&SO Participants hired prior to November 1, 2004, the Company Contributions are 100 percent up to the first 5 percent of the aggregate of a Participant’s Tax Deferred Contributions and Employee Contributions for Participants who have at least six months of service but less than 23 years of service. For Participants who have completed 23 or more years of service, the Company Contributions are increased to 6 percent as long as the aggregate of the Participant’s Tax Deferred Contribution and Employee Contributions are at least 6 percent. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Stock Fund accounts of employees with 30 years of service or more as of March 1 and who do not meet the IRC definition of a highly compensated employee.

•	For Participating Affiliate employees, the Participating Affiliate will contribute $1 to a Participant’s Plan account for each $1 the Participant contributes, but not more than 4 percent of the Participant’s eligible compensation. The Participating Affiliate will contribute $0.50 for each $1 the Participant contributes on the next 4 percent of eligible compensation. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation.
Catch-Up Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.
While the Company has made its contributions to the trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company’s consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.
Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, including eligible Direct Rollover Contributions, Company Contributions and investment earnings. Forfeited balances of terminated Participants’ non-vested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.
Vesting
Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions are fully vested at all times. A Participant vests in all Company Contributions according to the following schedule:

Years of Service	Percent Vested
1	0%
2	20%
3	40%
4	60%
5	80%* or 100%**
6	100%

*	80% for Participants who hired before August 1, 2004 (November 1, 2004 for MichCon T&SO participants) and participating Affiliate employees hired on or after January 1, 2007.

**	100% for Participants who hired on or after August 1, 2004 (November 1, 2004 for MichCon T&SO participants) and participating Affiliate employees hired before January 1, 2007.
In addition, a participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company’s Long Term Disability Benefits Plan, (c) death, or termination of the Plan.
Investment Options
Participants may elect to have their Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.
The Company Contribution will be initially invested in the DTE Energy Stock Fund. The Company Contribution will be made either in cash or in shares of DTE Energy common stock at the option of DTE LLC. If the Company Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy common stock on the open market. Participants can elect to transfer Company Contributions from the stock fund to one or more investments at any time.
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant’s account may be paid out in cash to the Participant (at the Participant’s election) within 90 days of the end of the previous Plan year. Beginning in 2011, DTE Energy common stock dividends may be paid out in cash on a quarterly basis, at the participant’s election.
Contributions received by the trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.
A Participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.
Other
Includes loan repayments, loan issuances and other miscellaneous adjustments.
Administrative and Brokerage Fees
Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100 percent of the investment management and other related expenses of the funds. The trustee and the Company pay all costs of administering the Plan.
Forfeited Accounts
At December 31, 2010 and 2009, forfeited accounts totaled $3,000 and $246,000, respectively. During 2010, approximately $254,000 of forfeited non-vested accounts were used to reduce Company Contributions.
Distributions, Withdrawals and Loans
Distributions of Tax Deferred Contributions will be made only upon retirement or disability as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses, (b) tuition expenses, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses, or (f) payment of expenses for the repair of damage to the Participant’s principal residence due to casualty loss.
•	Detroit Edison, MichCon Gas and MichCon T&SO Participants hired on or after August 3, 2004 and Participating Affiliate Participants may borrow funds from their accounts attributable to Employee Contributions, Tax Deferred Contributions, Catch-up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions, and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year and cannot have more than five loans outstanding at one time (two loans effective in 2011), only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of one to five years for a general purpose loan, and up to 25 years for principal residence loans, at fixed rates of interest determined monthly based on the prime interest rate plus 1 percent at a minimum of $1,000 up to the lesser of:
•	$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50 percent of the Participant’s Account at the time the loan is made.
•	MichCon T&SO Participants and MichCon Gas Participants hired prior to August 3, 2004 may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year and cannot have more than two loans outstanding at one time, only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of one to five years, and for principal residence loans up to 25 years, at a fixed rate, updated monthly, at the prime interest rate plus 1 percent at a minimum of $1,000 up to the lesser of:
•	$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50 percent of the Participant’s Account at the time the loan is made.
Proceeds for any loan are obtained through the pro rata liquidation of the Participant’s account, then transferred to the Participant’s loan account and paid in cash to the Participant by the trustee. Loan repayments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.
Notes receivable from Participants are valued at cost plus accrued interest and secured by a portion of the Participant’s account balance as collateral.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.
Plan Amendments and Restatements
The Plan was restated and amended effective January 1, 2010 and amended three times during 2010.
During 2010, the Plan changed Trustees from Fidelity Management Trust Company to JPMorgan Chase Bank, N.A.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Change in Accounting Principle
In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. This standard revises the classification of participant loans receivable from investments to loans receivable, and revises the method of valuing these loans receivable from fair value to cost plus accrued interest. The Plan has adopted the provisions of this standard, effective January 1, 2010, and has retroactively applied the provisions of this standard to the 2009 financial statements. The adoption of this standard did not impact the Plan’s net assets available for plan benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The DTE Energy Master Plan Trust (Master Trust) invests in various securities, including short-term investments, index funds, equity funds, fixed income funds, lifecycle funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Plan classifies fair value balances based on the fair value hierarchy defined as follows:
•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date.

•	Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•	Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.
NOTE 3 — FEDERAL INCOME TAX STATUS
On May 8, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC. In addition, the Plan administrator is not aware of any unrecognized tax benefits as of December 31, 2010 or 2009. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The Plan is no longer subject to federal income tax examinations by the IRS for years prior to 2007.
The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2010 and 2009.
On February 1, 2010, the Plan requested a new determination letter from the IRS for the Plan as amended and restated effective January 1, 2010.
NOTE 4 — THE DTE ENERGY MASTER PLAN TRUST
The Master Trust consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the MichCon Investment and Stock Ownership Plan.
The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 27 and 28 percent at December 31, 2010 and 2009, respectively). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.

A summary of the Master Trust assets as of December 31, 2010 and 2009 is as follows:

(Thousands)	2010	2009
Investments, at fair value
Short-term investments	$136,268	$158,618
Index funds	447,330	224,394
Equity funds	441,654	477,341
Fixed income funds	89,832	82,910
Lifecycle funds	102,363	113,734
Company common stock	251,844	300,034
Other	10,602	6,715

Assets held in Master Trust	$1,479,893	$1,363,746

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2010:

(Thousands)
Interest, dividend and other income on investments	$22,273
Net appreciation in index funds	48,400
Net appreciation in equity funds	66,998
Net appreciation in fixed income funds	2,223
Net appreciation in lifecycle funds	12,868
Net appreciation in company common stock	13,301
Net appreciation in other	314

Total investment gain	$166,377

The following table presents investments of the Master Trust measured at fair value as of December 31, 2010:

(Thousands)	Level 1	Level 2	Total
Interest bearing cash:
Short-term investments	$136,268	$—	$136,268
Registered investment companies:
Index funds	145,089	—	145,089
Equity funds	409,563	—	409,563
Fixed income funds	89,832	—	89,832
Other	10,602	—	10,602
Common collective trusts:
Index funds	—	302,241	302,241
Equity funds	—	32,091	32,091
Lifecycle funds	—	102,363	102,363
Company common stock	251,844	—	251,844

Total Investments at fair value	$1,043,198	$436,695	$1,479,893

The following table presents investments of the Master Trust measured at fair value as of December 31, 2009:

(Thousands)	Level 1	Level 2	Total
Interest bearing cash:
Short-term investments	$158,618	$—	$158,618
Registered investment companies:
Index funds	73,152	—	73,152
Equity funds	444,441	—	444,441
Fixed income funds	17,749	—	17,749
Other	6,715	—	6,715
Common collective trusts:
Index funds	—	151,242	151,242

(Thousands)	Level 1	Level 2	Total
Equity funds	—	32,900	32,900
Fixed income funds	—	65,161	65,161
Lifecycle funds	—	113,734	113,734
Company common stock	300,034	—	300,034

Total Investments at fair value	$1,000,709	$363,037	$1,363,746

Level 2 assets are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. Level 2 assets do not have any unfunded commitments at December 31, 2010 and 2009 and there are not any restrictions on redemption.
Short-Term Investments
This category represents certain short-term fixed income securities and money market investments that are managed in a mutual fund. Pricing for the mutual fund is obtained from quoted prices in actively traded markets, and the fund is classified as a Level 1 asset.
Index Funds
This category includes equity and fixed income investments based upon financial market indexes. An index mutual or commingled fund principally holds the securities that comprise the index at any point in time. Index funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.
Equity funds
This category consists of actively managed mutual and commingled funds primarily holding large, mid and small capitalization domestic equities and non-U.S. developed and emerging market equities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.
Fixed Income
This category consists of actively managed mutual and commingled funds primarily holding corporate bonds from various industries, government bonds of the U.S. and other governmental entities, and mortgage backed securities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.
Lifecycle
This category consists of commingled funds that modify their stock, bond, and money market asset allocations consistent with previously disclosed asset allocations intended to support retirement at a specified target date. Commingled funds are priced based upon the individual securities held in the commingled fund. Commingled funds are classified as Level 2 assets.
Company Common Stock
DTE Energy common stock is obtained from quoted prices in actively traded markets and valued at the composite opening or closing price as reported on the New York Stock Exchange. The stock is classified as a Level 1 asset.
Other
This category consists of a mutual fund that invests directly or indirectly in equity, fixed income, money market and derivative security assets and is classified as a Level 1 asset.
NOTE 5 — DTE ENERGY STOCK FUND
Significant components of the changes in net assets available for plan benefits in 2010 relating to the Plan’s portion of the DTE Energy Stock Fund are as follows:

(Thousands)
Additions to Net Assets Attributed to:
Net appreciation in fair value of investment in the Master Trust	$4,083
Dividends and interest	3,037
Interest on loans to Participants	145
Employer contributions	8,994
Participant contributions	2,008

Total Additions	18,267

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(13,022)
Net transfers to other plan investments	(9,257)
Net transfers to other sponsored plans	(722)
Other deductions	(17)

Total Deductions	(23,018)

Net Decrease	(4,751)
Net Assets Available for Benefits
Beginning of year	98,269

End of year	$93,518

NOTE 6 — RELATED PARTY TRANSACTIONS
Certain Master Trust investments are shares of mutual funds managed by the Plan’s trustee. Therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULES

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA
(Federal Employer Identification Number: 20-5898509; Plan Number: 003)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Form 5500, Schedule H, Item 4i)
December 31, 2010
(in Thousands)

Description of Investment
	Identity of Issue	(Including Rate of
Party- in-	Borrower, Lessor	Interest, Collateral and		Current
Interest	or Similar Party	Par or Maturity Value)	Cost	Value
*	Participant loans	Loan receivable, interest rates ranged from 4.25 percent to 12 percent during 2010	$-0-	$19,411

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA
(Federal Employer Identification Number: 20-5898509; Plan Number: 003)
SCHEDULE OF REPORTABLE TRANSACTIONS
(Form 5500, Schedule H, Item 4j)
December 31, 2010
(in Thousands)

					Expenses
					Incurred		Current Value
Identity of Party		Purchase	Selling	Lease	with	Cost of	of Asset on	Net
Involved	Description of Asset	Price	Price	Rental	Transaction	Asset	Transaction Date	Gain or (Loss)
Plan participants	DTE Energy Stock	$-0-	$58,350	$-0-	$-0-	$51,312	$58,350	$7,038
Plan participants	DTE Energy Stock	$-0-	$77,807	$-0-	$-0-	$68,775	$77,807	$9,032

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA
/S/ LARRY E. STEWARD
Larry E. Steward
Vice President Human Resources and Chair of Benefit Plan Administration Committee

June 27, 2011